UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
February 29, 2008
Harmony Gold Mining Company Limited
Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F ☑       Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No ☑

Johannesburg. Wednesday 27 February 2008. Harmony Gold Mining Company Limited (Harmony) regretfully announces that a seismic event which occurred at the Elandsrand Mine near Carletonville at 10h30 local time, has caused the death of two mineworkers.
The localised seismic event, which measured 0.9 magnitude on the Richter scale, occurred in the 78/5 stope causing a fall of ground in a panel. The damage caused by the event was confined to the top portion of the stope panel.
Two persons were trapped by the fall of ground and although they were rescued by their fellow workers within 20 minutes, regrettably both succumbed from their injuries at the scene of the accident. No other persons were seriously injured.
The workplace has been stopped until further investigations are done.
The management of Elandsrand Mine has expressed their sincere condolences to the families of the deceased and sympathy to those affected by the tragic accident. Chief Executive Graham Briggs also expresses his sympathy with the families and assures them of Harmony’s support during this difficult time.
ends
Issued by Harmony Gold
Mining Company Limited
27 February 2008
For more details contact:
Alwyn Pretorius
Chief Operating Officer
North Region
on +27 (0)82 806 0872
Corporate Office:
Randfontein Gold Mine
P O Box 1
Randfontein
South Africa 1796
T +27 (11) 411 2000
For the comprehensive
set of results please visit
www.harmony.co.za

JSE:	HAR
NYSE:	HMY
NASDAQ:	HMY
ISIN No.:	ZAE000015228

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: February 29, 2008
Harmony Gold Mining Company Limited
By: /s/ Graham Briggs
Name: Graham Briggs

Title: Chief Executive Officer